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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)*







                PITTSBURGH HOME FINANCIAL CORP.
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                        (Name of Issuer)




             Common Stock, Par Value $.01 Per Share
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                 (Title of Class of Securities)




                          725149 10 8
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                         (CUSIP Number)



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                       Page 1 of 5 Pages
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CUSIP NO. 725149 10 8                         Page 2 of 5 Pages
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)
     Pittsburgh Home Financial Corp. Employee Stock Ownership Plan
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER
     171,997
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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER
     23,421
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER
     171,997
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER
     23,421
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     195,418
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                         [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.9%
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12.  TYPE OF REPORTING PERSON
     EP
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CUSIP NO. 725149 10 8                        Page 3 of 5 Pages
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Item 1(a)   Name of Issuer:

            Pittsburgh Home Financial Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            438 Wood Street
            Pittsburgh, Pennsylvania  15222

Item 2(a)   Name of Person Filing:

            Pittsburgh Home Financial Corp. Employee Stock Ownership Plan.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            Pittsburgh Home Financial Corp.
            438 Wood Street
            Pittsburgh, Pennsylvania  15222

Item 2(c)   Citizenship:

            Pennsylvania

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number:

            725149 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.     Ownership.

            (a)  Amount beneficially owned:

                 195,418

            (b)  Percent of class:  9.9%
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CUSIP NO. 725149 10 8                        Page 4 of 5 Pages
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            (c)    Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote 171,997
                                                            -------
            (ii)   Shared power to vote or to direct the vote 23,421
                                                              ------
            (iii)  Sole power to dispose or to direct the disposition of
                   171,997
                   -------
            (iv)   Shared power to dispose or to direct the disposition of
                   23,421
                   ------

            The Pittsburgh Home Financial Corp. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Pittsburgh Home Financial Corp. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of January 23, 1998, 23,421 shares had been allocated to participants' accounts and 171,997 shares were unallocated.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable since the reporting entity owns more than 5% of the class.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable since the reporting entity is not a member of a group.

Item 9.     Notice of Dissolution of Group.

            Not applicable since the reporting entity is not a member of a group.
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CUSIP 725149 10 8                              Page 5 of 5 Pages
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Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          PITTSBURGH HOME FINANCIAL CORP.
                          EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 17, 1998         By:    /s/ J. Ardie Dillen
                                 -----------------------------
                                 J. Ardie Dillen, Trustee



February 17, 1998         By:   /s/ Kenneth F. Maxcy
                                ------------------------------
                                Kenneth F. Maxcy, Jr., Trustee



February 17, 1998         By:  /s/ Stephen Spolar
                               -------------------------------
                               Stephen Spolar, Trustee
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